5416 S Linder Avenue
Chicago, IL 60638
(773) 426 - 2783
Selaminmid12@gmail.com

SAADIQA THOMPSON, CPA

Dear PiggyBack Network INC

I, Saadiqa Thompson, CPA, have audited the income statement, balance sheet, and cash flow statement of PiggyBack Network INC as of December 31, 2023.

I completed the audit according to the auditing standards set out by Generally Accepted Accounting Principles (GAAP) in the United States. Based on this audit, I have obtained reasonable assurance that the above noted financial statements are free of material misstatement.

As part of the audit, I examined and tested evidence supporting the figures contained in the financial statements. I also assessed the accounting principles and estimates used by the company in preparing their financial statements. This audit formed the basis of the opinion, stated below.

In my opinion, the financial statements of PiggyBack Network INC are represented in accordance with Generally Accepted Accounting Principles (GAAP) in the United States.

Saadiqa Thompson

Digitally signed by Saadiqa Thompson
Date: 2024.03.03 22:17:27 -06'00'

Saadiqa Thompson, CPA